UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

____________________________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

[ ]	Transition REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number 0-13358

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CITY BANK GROUP, INC. 401(k) Plan

(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Capital City Bank Group, Inc.

217 North Monroe Street

Tallahassee, Florida 32301

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two years ended December 31, 2016 and 2015 have been prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements and
Supplemental Schedule

Capital City Bank Group, Inc. 401(k) Plan

December 31, 2016 and 2015

and Year Ended December 31, 2016

With Report of Independent Registered Certified Public Accounting Firm

Capital City Bank Group, Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015 and Year Ended December 31, 2016

Contents

Report of Independent Registered Certified Public Accounting Firm........................................... 1

Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)................................................ 11

Report of Independent Registered Certified Public Accounting Firm

The Retirement Committee

Capital City Bank Group, Inc.

Tallahassee, FL

We have audited the accompanying statements of net assets available for benefits of Capital City Bank Group, Inc. 401(k) Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital City Bank Group, Inc. 401(k) Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Capital City Bank Group, Inc. 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

June 28, 2017

Capital City Bank Group, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments at fair value	$30,436,311	$27,181,225
Receivables:
Employer contributions	7	-
Total assets	30,436,318	27,181,225

Liabilities
Accounts payable	698	3,568
Other Liabilities	-	-
Net assets available for benefits	$30,435,620	$27,177,657

See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

2016
Additions
Investment income:
Dividends and interest income	$226,368
Net appreciation in fair value of investments	2,174,695
Total Investment Income	2,401,063

Contributions:
Participants	2,150,406
Employer	551,232
Rollover	96,436
Total Contributions	2,798,074

Total Additions	5,199,137

Deductions
Benefit payments	1,904,042
Administrative expenses	37,132
Total deductions	1,941,174
Net increase	3,257,963

Net assets available for benefits at beginning of year	27,177,657
Net assets available for benefits at end of year	$30,435,620

See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2016

1. Description of Plan

The following description of the Capital City Bank Group, Inc. 401(k) Plan (the Plan) provides general information about the Plan’s provisions. Capital City Bank Group, Inc. (the Company) is the plan sponsor. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined contribution retirement plan established under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan is intended to provide benefits to all eligible employees of the Company. Employees of the Company become eligible to participate in the Plan at the time of employment. Employees may enter the Plan on the first day of the month coinciding with or following the date on which the employee becomes eligible to participate in the Plan.

The overall responsibility for administering the Plan rests with the Company. However, the Company has delegated administration of the Plan to the Retirement Committee (the “Plan Administrator”).  The administrative trustee, custodian, and record-keeper functions are outsourced to Granite Retirement Services, LLC.  Under Granite’s direction, MG Trust Company, LLC serves as trustee and asset custodian, and Aspire Financial Services, LLC as record-keeper.  Benefit Plans Administrative Services (“BPAS”) served as the 3(38) fiduciary for the plan years ended December 31, 2016 and December 31, 2015.  ERISA Pension Systems served as the third party administrator for the plan years ended December 31, 2016 and December 31, 2015.

Contributions

Each year, participants may elect to contribute up to 100% of pretax annual compensation, as defined in the Plan document and subject to certain limitations under the IRC.  Participants may choose to change their deferral percentage at any time. The Plan also includes an automatic contribution arrangement that applies to new or re-hired employees of the Company. The automatic deferral amount is 3 percent of eligible compensation. Employees who do not wish to be automatically enrolled may elect not to defer or to defer another percentage. The Plan also allows participants who reach the age of 50 during the taxable year to make catch-up contributions. Catch-up contributions are 401(k) elective deferral contributions in excess of any limit on such contributions under the Plan subject to IRC limitations.  The Plan also allows participants to contribute monies as Roth contributions, subject to the same limitations as are in place for pretax contributions.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.      Description of Plan (continued)

For 2016, the Company provided a 50% match on participant contributions of 6% or less of eligible compensation. Only employees hired after January 1, 2002, and who have completed 90 days of service, are eligible for this match. No additional discretionary employer contributions were made for 2016.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company matching contributions, and allocations of Plan earnings based on the participant’s investment elections; any withdrawal distribution fees are charged to the participant account. Administrative expenses are paid by the plan or directly by the Company, as defined in the Plan document and/or vendor agreement(s). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company’s matching and discretionary contributions, and related earnings thereon, after three years of credited service (on a cliff basis). Credited service for vesting purposed requires 1,000 hours during the Plan year.

A participant becomes fully vested in his or her account balance upon retirement, death or disability.

Forfeitures

Forfeitures are used to reduce the employer contributions and/or pay Plan administrative expenses. Unallocated forfeited balances as of December 31, 2016 and 2015 were approximately $4,200 and $13,700, respectively. The Company did not use forfeitures to reduce Company contributions for 2016 and 2015.

Payment of Benefits

Upon termination of service due to death, disability, retirement or other reason, a participant will, upon request, receive a lump-sum amount equal to the value of the vested interest in his or her account. Participants may also receive a distribution while in service upon demonstration of financial hardship or reaching age 59 ½.  Participants that are qualified reservists and are called upon for active duty for more than 179 days or an indefinite period may receive a distribution.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1.      Description of Plan (continued)

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Company include recordkeeping, 3(38) investment services, and trustee fees. Expenses relating to purchases, sales, transfers or distributions of the Plan’s investments are charged to the particular investment fund and/or participant to which the expense relates. All other administrative expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) include the Plan’s gains and losses on investments bought and sold as well as held during the year.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:     Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2:     Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 2 inputs include the following:

•         quoted prices for similar assets and liabilities in active markets

•         quoted prices for identical or similar assets or liabilities in markets that are not active

•         observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•         inputs that are derived principally or corroborated by observable market data by correlation or other means

Level 3: Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based upon the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation techniques and inputs used for each general type of investments measured at fair value by the Plan.

Company common stock: Valued at the closing price reported on the active market on which the common stock is traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Valued at the NAV of units of a collective trust fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of
	December 31, 2016
	Level 1	Level 2	Level 3	Total
Company common stock	$1,636,792	$-	$-	$1,636,792
Mutual funds	9,442,746	-	-	9,442,746
Collective investment trusts(a)	-	-	-	19,356,773
	$11,079,538	$-	$-	$30,436,311

(a) These investments are valued based on net asset value (NAV) per unit, as provided by the trustee of the fund as a practical expedient, and have not been classified in the fair value hierarchy. The fair value amounts are provided to reconcile to the statement of net assets available for benefits.

	Assets at Fair Value as of
	December 31, 2015
	Level 1	Level 2	Level 3	Total
Company common stock	$1,326,434	$-	$-	$1,326,434
Mutual funds	7,432,483	-	-	7,432,483
Collective investment trusts(a)	-	-	-	18,422,308
	$8,758,917	$-	$-	$27,181,225

(a) These investments are valued based on net asset value (NAV) per unit, as provided by the trustee of the fund as a practical expedient, and have not been classified in the fair value hierarchy. The fair value amounts are provided to reconcile to the statement of net assets available for benefits.

4. Risks and Uncertainties

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Related Party Transactions

The Plan invests in the common stock of the Company. This transaction qualifies as party-in-interest transaction; however, it is exempt from the prohibited transaction rules under ERISA. During 2016, the Plan received common stock cash dividends of $14,250 from the Company.

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

6. Tax Status

The underlying volume submitter profit sharing plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2014 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2016-6 and 2015-36, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter plan advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

Capital City Bank Group, Inc. 401(k) Plan

Plan No. 003 EIN 59-2273542

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

Mutual funds:
iShares	Barclays Government/Credit Bond ETF, 1,681 shares	**	$188,343
iShares	Barclays TIPS Bond ETF, 1,371 shares	**	155,208
iShares	Core S&P 500 ETF, 9,775 shares	**	2,199,186
iShares	Trust S&P Midcap 400 Index, 4,039 shares	**	667,880
iShares	Core S&P Small Cap ETF, 3,203 shares	**	440,436
iShares	S&P 500 Growth Index, 9,303 shares	**	1,132,956
iShares	Trust S&P 500 Value Index Fund, 4,454 shares	**	451,580
iShares	S&P Midcap 400 Growth Index FD, 1,522 shares	**	277,301
iShares	S&P Midcap 400 Value Index FD, 1,346 shares	**	195,507
iShares	S&P Small Cap 600 Growth, 1,996 shares	**	299,440
iShares	S&P Small Cap 600 Value Index FD, 1,493 shares	**	209,039
Vanguard	FTSE Emerging Markets ETF, 8,839 shares	**	316,268
Vanguard	Growth ETF, 5,004 shares	**	557,811
Vanguard	Intermediate-Term Bond ETF, 3,388 shares	**	281,448
Vanguard	FTSE Emerging Markets ETF, 16,450 shares	**	601,094
Vanguard	REIT Index ETF, 9,622 shares	**	794,086
Vanguard	Total Bond Market ETF, 5,743 shares	**	463,995
Vanguard	Value ETF, 1,360 shares	**	126,527
SPDR	Barclays Capital High Yield Bond ETF, 1,754 shares	**	63,934
American Century	Once Choice 2020 A, 840 shares	**	9,763
American Century	Once Choice 2030 A, 6 shares	**	75
American Century	Once Choice 2040 A, 9 shares	**	115
American Century	Once Choice 2055 A, 174 shares	**	2,254
American Century	Once Choice 2050 A, 28 shares	**	345
American Century	Once Choice 2060 A, 54 shares	**	592
American Century	Once Choice 2045 A, 17 shares	**	263
American Century	Once Choice 2025 A, 9 shares	**	129
American Century	Once Choice 2035 A, 491 shares	**	7,171
Total			$9,442,746

Capital City Bank Group, Inc. 401(k) Plan

Plan No. 003 EIN 59-2273542

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2016

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

Collective investment trusts:
Vanguard	100% Equity Managed Trust Fund R1, 17,088 shares	**	$248,120
Vanguard	100% Fixed Income Managed Trust Fund R1, 71,779 shares	**	747,937
Vanguard	20/80 Conservative Managed Trust Fund R1, 40,397 shares	**	453,251
Vanguard	40/60 Moderate Managed Trust Fund R1, 159,745 shares	**	1,926,526
Vanguard	60/40 Moderate Aggressive Managed Trust Fund R1, 976,584 shares	**	12,588,168
Vanguard	70/30 Mod Aggressive Growth Managed Trust Fund R1, 76,082 shares	**	1,011,889
Vanguard	80/20 Aggressive Management Trust Fund R1, 30,061 shares	**	411,537
Reliance Trust Company	Stable Value Fund, MetLife GAC No. 25053, Class 65, 12,539 shares	**	1,969,345
Total		**	19,356,773
* Capital City Bank Group, Inc.	Common stock, 78,869 shares	**	1,636,792
			$30,436,311

* Party-in-interest
** Participant-directed investment, cost not required

CAPITAL CITY BANK GROUP, INC. 401(k) PLAN

EXHIBIT INDEX

Exhibit No.                     Document

23.1                                Ernst & Young, LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan

By:  MG Trust Company, Trustee

By: /s/Suzanne Walters

Suzanne Walters, Senior Vice President

Dated: June 28, 2017